January 4, 2011

Mr. John P. Nolan
Senior Asst Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Middleburg Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 17, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 0-24159

Dear Mr. Nolan:

Middleburg Financial Corporation (the “Company”) has received via fax your letter dated December 2, 2010 containing comments on the Company’s supplemental response filed on September 24, 2010 to your comment letter dated August 6, 2010.

This correspondence includes the Company’s responses to the comments included in your follow up letter dated December 2, 2010.  For convenience, we have preceded each of the Company’s responses with the Commission staff’s comment.

Form 10-Q for the Quarter Ended September 30, 2010

Item 1.  Financial Statements (Unaudited)

Consolidated Statements of Changes in Shareholders’ Equity (Unaudited), page 5

1.
We note your response to prior comment eight of our letter dated August 6, 2010 and your draft Consolidated Statements of Changes in Shareholders’ Equity as of June 30, 2010.  In addition, we note your Consolidated Statements of Changes in Shareholders’ Equity as of September 30, 2010 on page 5 and that it is different from the disclosure included in your response.   Please provide us with the specific guidance you relied upon in your determination to revise the disclosure such as ASC 810-10-50 or any other authoritative guidance.  In addition, please tell us how you determined the changes to the presentation noted since your last response, including any new transactions which may have impacted the presentation or changes to how management interpreted the authoritative guidance in this area and the reasons why, etc.

The Company prepared its response to prior comment 8 of your letter dated August 6, 2010 in a manner which conformed to the example provided in ASC 810-10-55-4L.  Subsequent to filing our response dated September 24, 2010, we compared our proposed disclosure to the narrative guidance provided in ASC 810-10-50-1A-1, which reads:

“A parent with one or more less-than-wholly owned subsidiaries shall disclose all of the following for each reporting period:

1.	a. Separately, on the face of the consolidated financial statements, both of the following:

1.	The amounts of consolidated net income and consolidated comprehensive income.

2.	The related amounts of each attributable to the parent and the noncontrolling interest.”

Specifically, with the concurrence of our external auditors, we interpreted ASC 810-10-50-1A-1a.2. to require a presentation of total comprehensive income for both the parent and the noncontrolling interest.  Our prior response to this comment did incorporate a total for comprehensive income related to  the noncontrolling interest consistent with the example provided in ASC 810-10-55-4L, but did not include a total for comprehensive income for the parent, which appears to be required by ASC 810-10-50-1A-1 above although not shown in the ASC example.

The changes made to our presentation of comprehensive income in our Consolidated Statement of Changes in Shareholders’ Equity from our prior response letter to that which was presented in the September 30, 2010 Form 10-Q resulted from a re-interpretation of the accounting guidance provided in ASC810-10-50-1A and not from any new transactions since that submission that would have impacted the presentation.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 10 Fair Value Measurements, page 20

2.
We note your response to prior comment 14 of our letter dated August 6, 2010 that you will include similar disclosures regarding your available-for-sale securities and other financial instruments to those provided in Note 16 of your Form 10-K for fiscal year ended December 31, 2009 in interim filings.  In addition, we note your valuation technique disclosure on page 21 for your available-for-sale securities was similar to your disclosure presented in your March 31, 2010 Form 10-Q and we were unable to locate your valuation technique(s) disclosure for your financial instruments.  Please confirm that you will include the required valuation technique(s) disclosure under ASC 820-10-50-2 and ASC 825-10-5-10 in your Form 10-K for the fiscal year ended December 31, 2010 and in your fiscal year 2011 interim filings.

The Company will include required valuation techniques disclosures under ASC 820-10-50-2 and ASC 825-10-5-10 as applicable in our Form 10-K for the fiscal year ended December 31, 2010 and in our fiscal year 2011 interim filings.

Impaired Loans, page 23

3.
We note your response to prior comment 15 of our letter dated August 6, 2010 that you obtain an updated appraisal on non-performing loans when circumstances warrant.  In  addition, we note your disclosure on page 23 that for collateral dependent impaired loans you determine whether or not recorded values are appropriate given current market conditions on a case-by-case basis.  Given the concentration in your loan portfolio in real estate loans and increase in your collateral-dependent impaired loans measured  at  fair value on nonrecurring basis from $10.55 million at December 31, 2009 to $12.73 million at September 30, 2010, please tell us and revise future filings to address the following:

•
  In more detail, the procedures you perform to monitor the value of collateral dependent impaired loans between the receipt of an original appraisal and the updated appraisal.  In addition, the information you consider in your determination not to order an updated appraisal.

The Company’s procedure to monitor the value of collateral for collateral dependent impaired loans between the receipt of an original appraisal and an updated appraisal is to review tax assessment records when they change annually.  At the time of any change in tax assessment, an appropriate adjustment is made to the appraised value.  Information considered in a determination not to order an updated appraisal includes the availability and reliability of tax assessment records and significant changes in capitalization rates for income properties since the original appraisal.  Other facts and circumstances on a case by case basis may be considered relative to a decision not to order an updated appraisal.  If, in the judgment of management, a reliable collateral value estimate can not be obtained by an alternative method, an updated appraisal would be obtained.

•
 The circumstances that would warrant a re-appraisal for non-performing loans and if an updated appraisal is not ordered your process and procedures for estimating the fair value of the collateral for these loans.

Circumstances that may warrant a re-appraisal for non-performing loans might include foreclosure proceedings or a material adverse change in the borrower’s condition or that of the collateral underlying the loan.  Examples include bankruptcy filing by the debtor or guarantors, loss of a major tenant in an income property, or a significant increase in capitalization rates for income properties.  In some cases, management may decide that an updated appraisal for a non-performing loan is not necessary.  In such cases, an estimate of the fair value of the collateral for the loans would be made by management by reference to current tax assessment records, the latest appraised value, and knowledge of collateral value fluctuations in a loan’s market area.  If, in the judgment of management, a reliable collateral value estimate can not be obtained by an alternative method, an updated appraisal would be obtained.

•	Your definition of a “useable” appraisal for real estate-secured loans;

An appraisal that would be considered “useable” for real estate-secured loans is less than 12 months or one that is more than 12 months old but alternative methods with which to monitor the collateral value exist, such as reference to frequently updated tax assessments.  Appraisals that would be considered “non-useable” for real estate-secured loans include appraisals older than 12 months and with a property located in a jurisdiction that does not reassess property values on a regular basis, or with a property to which substantial changes have been made since the last assessment.

•	Discuss if you make adjustments to an appraisal other than the 10% discount for selling costs and the evidence you rely on to calculate the valuation adjustments;

If an appraisal is less than 12 months old, the only adjustment made to appraised values is the 10% discount for selling costs.  If an appraisal is older than 12 months, management will use judgment based on knowledge of current market values and specific facts surrounding any particular property to determine if an additional valuation adjustment may be necessary.

•
 Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented.  If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable; and

Other than the estimated 10% reduction in value for possible selling costs, the Company has not charged off an amount that is substantially different than the difference between the value of the collateral as presented in the appraisal and the outstanding loan balance.

•
 How you account for any partially charged-off loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status.

It is the Company’s policy to account for partially charged-off loans consistently both before and after updated appraisals are obtained.  Partially charged-off loans are placed in non-accrual status and remain in that status until the borrower has made a minimum of six consecutive monthly payments on a timely basis and there is evidence that the borrower has the ability to repay the balance of the loan plus accrued interest in full.   Partially charged-off loans are not returned to accrual status when updated appraisals are obtained.

The Company will provide appropriate disclosures regarding the topics addressed above as applicable in future annual and interim filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Intangibles and Goodwill, page 31

4.
We note your disclosure on page 32 that you performed an interim goodwill impairment test as of September 30, 2010.  In addition, we note from your segment disclosures that the majority of the goodwill is allocated to the wealth management segment and this segment continued to record net losses for the nine months ended September 30, 2010 and the past two fiscal years.  Please tell us and include in future filings the following additional information regarding your goodwill impairment test performed.

•	Percentage by which fair value exceeded carrying value of the date of the most recent test;
•	Identify your reporting units and the amount of goodwill allocated to each;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

To address the issues raised in this comment, the Company will clarify its evaluation process and add the following information to its future annual and interim filings:

The Company recognizes two consolidated subsidiaries as reporting units for the purpose of goodwill evaluation and reporting:  Southern Trust Mortgage (“STM”) and Middleburg Investment Group (“MIG”).   The following table shows the allocation of goodwill between the two reporting units and the percentage by which the fair value of each reporting unit exceeded the carrying value of each reporting unit as of September 30, 2010:

Allocation of Goodwill to Reporting Units
(Dollars in Thousands)

Reporting	Carrying Value	(1) Carrying Value		(1) Estimated Fair Value	Percentage by which Fair Value Exceeds
Unit	of Goodwill	of Reporting Unit		of Reporting Unit	Carrying Value

STM	$1,867	$6,547		$7,797	19.09%
MIG	3,422	5,952	(2)	6,790	14.08%

Total	$5,289	$12,499		$14,587	16.71%

(1) Reported amounts reflect only Middleburg Financial Corporation shareholders' ownership interests.
(2) Includes $1.1 million of amortizing intangible assets.

Management estimates fair value annually utilizing multiple methodologies which include discounted cash flows, comparable companies, third-party sale and assets under management analysis. Determining the fair value of the Company’s reporting units requires management to make judgments and assumptions related to various items, including estimates of future operating results, allocations of indirect expenses, and discount rates.  Management believes its estimates and assumptions are reasonable; however, the fair value of each reporting unit could be different in the future if actual results or market conditions differ from the estimates and assumptions used.

The Company’s forecasted cash flows for its reporting units assume a stable economic environment and consistent long-term growth in loan originations and assets under management over the projected periods.  Additionally, expenses are assumed to be consistently correlated with projected asset and revenue growth over the time periods projected.  Although we believe the key assumptions underlying the financial forecasts to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond the control of the Company.  Accordingly, there can be no assurance that the forecasted results will be realized and variations from the forecast may be material.  If weak economic conditions continue or worsen for a prolonged period of time, or if the reporting unit loses key personnel, the fair value of the reporting unit may be adversely affected which may result in impairment of goodwill or other intangible assets in the future.

Financial Condition

Nonperforming Assets, page 34

5.
We note your disclosure on page 34 that your allowance for loan losses to non-performing loans has continued to decline from 125% at December 31, 2008 to 79% at December 31, 2009 and 52% at September 30, 2010.  In addition, we note your response to prior comment 18 of our letter dated August 6, 2010 and that you will provide additional information linking the relationship between your level of non-performing loans and your allowance balance.  We were unable to locate this disclosure in your filing as September 30, 2010.  Please confirm that in future filings beginning with your Form 10-K for the fiscal year ended December 31, 2010 you will include disclosures to bridge the gap between the significant changes in your recent credit experience with changes in your allowance for loan losses. In addition, please provide us a draft of this disclosure as of September 30, 2010.

The Company will provide an additional narrative disclosure after the “Nonperforming Assets” table (Page 35 in our Form 10-Q for September 30, 2010) to address the relationship between the changes in nonperforming loans and the allowance for loan losses balance.  A draft of this disclosure as of September 30, 2010 is presented below:

Nonperforming loans increased $19.1 million from December 31, 2009 to September 30, 2010 while the allowance for loan losses balance increased $6.7 million during the same period, representing an increase in the allowance for loan losses balance of approximately 35.1% of the dollar amount increase in nonperforming loans.  The Company’s allowance for loan losses to nonperforming loans ratio decreased from 79% as of December 31, 2009 to 52% as of September 30, 2010.  This change was caused by two primary factors.  Loans classified as nonperforming during the period required smaller specific reserves than previously classified nonperforming loans, and some previously identified nonperforming loans with substantial associated specific reserve balances were charged off during the period.  The combination of these two factors caused the decline in the nonperforming loans ratio from December 31, 2009 to September 30, 2010.

The Company’s allowance for loan losses to nonperforming loans ratio was at 125% as of December 31, 2008.  This occurred because of a buildup in the loan loss reserve balance during 2008 to provide for losses on loans in existence as of December 31, 2008.   The losses identified during 2008 have reduced the loan loss reserve balance as loans have been subsequently charged-off.

The proposed additional disclosure above is intended to supplement the disclosures provided in our September 30, 2010 Form 10-Q on pages 35 through 37 of that filing.

Allocation of Allowance for Loan Losses, page 35

6.
 We note your allowance for loan losses disclosures on page 35 and that the percent of loans in each category of total loans in the allocation of allowance does not agree to the similar disclosure on page 14.  Please revise future filings to present consistent loan categories in your allocation for loan losses and allowance for loan losses roll forward as your loan portfolio table.

In future filings, the Company will provide consistent loan categories for both the allocation for loan losses and allowance for loan losses rollforward and our loan portfolio table.

Non-performing Loans, page 35

7.
We note your disclosure on page 36 that there were two commercial real estate relationships placed on non-accrual during the third quarter and the most current appraisal was in 2007.  In addition, we note both loans are supported by underlying collateral including real estate.  Please tell us and revise future filings to disclose how you determined the specific reserve for these loans given there was not a current appraisal for the underlying collateral.  In addition, please tell us how your valuation for these loans relates to your appraisal policy disclosed on page 23.

The specific reserves for the loans comprising the two noted commercial real estate relationships disclosed on page 36 of our September 30, 2010 Form 10-Q were determined as follows:

Loan 1 in the amount of $10,427,000

The reserve for this relationship in the amount of $2.1 million as of September 30, 2010 was determined based on an estimated loss that would be incurred if the underlying notes would be sold to an unrelated third party investor.  The reserve amount was not determined based on the value of the underlying collateral.  An independent firm was engaged by the Company during 2010 to evaluate the market value of the loans in this relationship in the event that the Company would decide to sell the underlying notes rather than liquidate the collateral as a means of exiting the relationship.

Under our current nonperforming loan appraisal procedures, the real estate securing the loans in this relationship will be re-appraised at least annually.

Loan 4 in the amount of $1,028,000

This relationship consists of one large real estate loan and two smaller loans secured with business assets.  The specific reserve for this relationship of $323,000 as of September 30, 2010 was determined by reference to values obtained from a Broker Price Opinion dated November 2009 for the real estate securing the loans less 10% for estimated selling costs and by discounting an estimated value for the other business assets by 50%.  The reserve amount was calculated as the difference between the calculated collateral value and the loan balances.  An appraisal for the real estate securing this loan was ordered in July 2010 but was not received in time to be used in the evaluation of the loan loss reserve as of September 30, 2010.

Both of the valuation situations described above were outside of the Company’s appraisal policy as disclosed on page 23 of our Form 10-Q for September 30, 2010.  Loan 1 did not involve the valuation of real estate and, regarding Loan 4, when a conforming appraisal could not be obtained; alternative means were used to evaluate the adequacy of the loss reserve against this relationship.  An independent appraisal of the real estate securing this loan will be obtained prior to the filing of the Company’s Form 10-K as of December 31, 2010.

Form 8-K filed on October 28, 2010

Exhibit 99.1

Selected Financial Data by Quarter

8.
We note your response to prior comment one of our letter dated August 6, 2010 and the proposed footnote reference to be used in future disclosures.  In addition, we note your disclosure of tangible book value, a non-GAAP financial measure, in your press releases for the second and third quarter of 2010. Please confirm in all future filings and exhibits furnished you will include the proposed disclosures for tangible book value.

We will include the disclosure proposed in the response to comment one of your letter dated August 6, 2010 in all future filings and furnished exhibits.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

In connection with the responses of the Company included in this letter we hereby acknowledge that:

	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 540-687-4816 or by email at rmehra@middleburgbank.com or Vice President John Brooks at 540-687-4822, if you have any questions regarding this response, have any further comments, or require further information.

Sincerely,

/s/ Raj Mehra

Raj Mehra
Executive Vice President and
Chief Financial Officer